UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

ABTECH HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation)	000-52762 (Commission File No.)	14-1994102 (IRS Employer Identification No.)

1223 Burrowhill Lane, Mississauga, Ontario, Canada, L5H 4M7
(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code:  (905) 274-5231

Approximate Date of Mailing:  September 21, 2010

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES
AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF ABTECH HOLDINGS, INC.

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

Introduction

This Information Statement is being mailed to holders of record of shares of common stock of Abtech Holdings, Inc. (the “Company”, “we”, “us,” or “our”), a Nevada corporation, as of September 21, 2010, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with a proposed merger transaction (the “Merger”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated July 17, 2010, among the Company, Abtech Merger Sub, Inc., a Nevada corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and AbTech Industries, Inc., a Delaware corporation (“AbTech”).  Pursuant to the proposed terms of the Merger Agreement, the Company will acquire all of the issued and outstanding capital stock of AbTech (through a reverse acquisition transaction) in exchange for the stockholders of AbTech acquiring approximately seventy eight percent (78%) ownership interest in the Company on a post-closing basis.  As a result, AbTech will become a wholly owned subsidiary of the Company.  As a condition of the Merger, there will be a change in the Company's Board of Directors at the effective time of the Merger.

The description of the foregoing transaction does not purport to be complete and is qualified in its entirety by the terms of the Merger Agreement filed as an exhibit to our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 22, 2010.

The change of directors will occur at the effective time of the Merger, which is anticipated to occur on or after October 1, 2010, which is approximately ten days after the date on which this Information Statement is filed with the SEC and mailed to all the holders of record of the Company’s common stock, par value $0.001 per share (“Common Stock”).  This Information Statement is being mailed on or about September 21, 2010 to all holders of record on such date.  A stockholder vote is not required and will not be taken with respect to the appointment of the new directors.  You are not required to take any action with respect to the appointment of the new directors.

Voting Securities

There are currently issued and outstanding 51,000,000 shares of our Common Stock.  Each stockholder is entitled to one vote per share of Common Stock held on all matters to be voted on.  The Company has no other securities outstanding.

Change in Control

There has been no change in control of the Company since the beginning of our last fiscal year.  Subject to the satisfaction of the closing conditions set forth in the Merger Agreement and upon the closing of the transactions contemplated by the Merger Agreement, stockholders of AbTech will receive no less than seventy eight percent (78%) of the Company’s issued and outstanding common stock.  The closing of the Merger is anticipated to occur on or after October 1, 2010.

Directors and Executive Officers

The following table sets forth certain information for each proposed director and executive officer of the Company after the forthcoming change in directors and officers.

Name	Age	Position
Glenn R. Rink	51	Chief Executive Officer, President, and Director
Lane J. Castleton	54	Chief Financial Officer, Vice President, and Treasurer
Olivia H. Farr	49	Secretary and Director
David Greenwald	55	Director
A. Judson Hill	55	Director
Jonathan Thatcher	41	Director
Karl Seitz	59	Director
F. Daniel Gabel	72	Director

Our Board of Directors believes that its members encompass a range of talent, skill, and experience sufficient to provide sound and prudent guidance with respect to our operations and interests.  The information below with respect to our new directors includes each director’s experience, qualifications, attributes, and skills that led our Board of Directions to the conclusion that he or she should serve as a director.

Glenn R. Rink, Chief Executive Officer, President, and Director.  Mr. Rink is an entrepreneur and founder of AbTech.  Since AbTech’s inception in June 1995, Mr. Rink has led AbTech through its transition from a start-up R&D venture to an operating company with developed products on the market.  From 1992 to 1995, Mr. Rink was the President of HydroGrowth International, an agricultural products company that specializes in aqueous absorption polymer technology.  The advancement of this technology at HydroGrowth expanded into the development and application of polymer technologies and fostered the founding of AbTech.  For the 12 years prior to founding HydroGrowth, Mr. Rink was involved in the restaurant industry where he participated in business expansions and acquisitions that resulted in the creation of Desert Moon Cafe, a restaurant franchise business.  Mr. Rink is also currently the Chairman of the Board of Trustees of Waterkeepers Alliance, Inc., a nonprofit organization working to protect water resources.

Lane J. Castleton, Chief Financial Officer, Vice President, and Treasurer.  Mr. Castleton has been AbTech’s Chief Financial Officer since 1998 and has over 28 years experience in managing accounting and finance functions.  From 1992 to 1997, Mr. Castleton managed the finance, accounting, and administrative functions of Marine Preservation Association, an oil industry trade association that funded the establishment of a national catastrophic oil spill response capability.  For nine years, Mr. Castleton served as the Controller and Chief Financial Officer of Symbion, Inc., a publicly traded medical device manufacturing company.  Mr. Castleton is a CPA with a Masters degree in Professional Accountancy and public accounting experience gained as an auditor with Coopers & Lybrand (now PricewaterhouseCoopers), an international public accounting firm.

Olivia H. Farr, Secretary and Director.  Ms. Farr is currently Chief Executive Officer of Best Movies by Farr, a website and event business promoting the best in film.  Ms. Farr is a trustee of the John Merk Fund, St. Mark’s School and is actively involved in efforts to lower its greenhouse gas emission.  Ms. Farr’s past employment includes Partner at First Funding Associates in Stamford, Connecticut, Research Associate at Natural Resources Defense Council and Assistant Director of the Mrs. Giles Whiting Foundation.  Ms. Farr has an M.B.A. from Pace University, an M.P.A. from New York University, and a B.A. from the University of Pennsylvania.

David Greenwald, Director.  Mr. Greenwald is the Chairman of Lansco Colors, a distributor of pigments to the paint, ink, and plastic industries, with revenues in excess of $30 million.  During his more than 20 years with Lansco, he also served, from 1982 to 1984, as President of Shoot the Moon Productions, a film company that produced a television series with Warner Bros. that ran for four years and is still in syndication in some markets.  From 1995 to 1999, Mr. Greenwald served on the Board of Directors for Northern Westchester Center For the Arts and since 2000 has served on the Board of Directors of The Boys and Girls Clubs of Northern Westchester.  He received a B.A. from Connecticut College.

A. Judson Hill, Director.  Mr. Hill is the Managing Director of NGP Energy Capital Management, a private equity firm.  Previously, Mr. Hill was the Managing Partner with Summit Global Management Inc., focusing on strategic business development and private-market investments.  Mr. Hill was formerly a Partner with The Halifax Group, a Washington DC private equity firm with investments including water and other infrastructure-related businesses, and Aqua International Partners, L.P., a private equity fund affiliated with Texas Pacific Group focused exclusively in the global water sector.  Mr. Hill earlier served as a Managing Director for HSBC, where he was responsible for investment-banking activities, including water technology/services and water utilities.  Mr. Hill also has 15 years of operational management experience with Westinghouse Electric Corp. and Atlantic Richfield Corp.  Mr. Hill has B.S./M.S. degrees in Civil/Environmental Engineering from the University of Pittsburgh and a B.S. degree in Biology and Chemistry from Edinboro University.

Karl Seitz, Director.  Mr. Seitz is the past President of Deimos Ventures, LLC, a private equity fund focused on investing in early stage technology companies relative to water, bio fuels, and genetics.  He was responsible for the overall management of the fund, including investment strategy, analysis, and acquisitions.  Prior to forming Deimos, Mr. Seitz served with Mars, Inc., a global food manufacturer, for 20 years in a number of domestic and international financial positions.  Mr. Seitz became a CPA after receiving his Bachelor of Arts from UCLA in Economics and Political Science.  Mr. Seitz was formerly Controller for Kawasaki Motors USA from 1977 to 1984 and Senior Tax Advisor at Arthur Andersen from 1973 to 1977).  Mr. Seitz is active in a number of community non-profit organizations in Southern California.

Jonathan Thatcher, Director.  Mr. Thatcher is the past Director and President of Exeter Life Sciences, Inc., a holding company that invests in and promotes human, plant, and animal technologies that positively contribute to the health of people, the environment, and animals.  Mr. Thatcher has also previously served as Chairman of Arcadia Biosciences, the Co-founder and Chairman of Kronos – The Optimal Health Company, the Chairman of Viagen, Inc., the Chairman and Interim President for Start Licensing, Inc., and a Director of OneTouch Systems, Inc.  Mr. Thatcher is a member of the Board and Chair of the Governance Committee for the Arizona Chapter of the National Multiple Sclerosis Society.

F. Daniel Gabel, Jr., Director. Mr. Gabel has been the President and Chief Executive Officer of Hagedorn & Company, an International Insurance Broker, since 1979.  Mr. Gabel began his career with Hagedorn & Company in 1963 after three years with Price Waterhouse & Company.  Mr. Gabel is a Director of the Insurance Broker Association of New York State and a past Director of the National Association of Insurance Brokers.  Mr. Gabel is a Director on the Board of Trustees of Waterkeepers Alliance, Inc., a non-profit organization working to protect water resources.  He is also a Director and Finance Chairman for Cheshire Academy, a Director and Vice President of Hundred Year Association, and a Director of Friends of the Earth Inc.  Mr. Gabel is a Chartered Life Underwriter with a B.A. degree in Accounting from Duke University.

Terms of Office

The Company’s new directors will be appointed for a one-year term to hold office until the next annual general meeting of the Company’s stockholders or until removed from office in accordance with the Company’s Bylaws and the provisions of the Nevada Revised Statutes.  The Company’s directors hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or is removed in accordance with the Company’s Bylaws and the provisions of the Nevada Revised Statutes.

The Company’s new executive officers will be appointed by the Company’s Board of Directors and will hold office until removed by the Board of Directors in accordance with the Company’s Bylaws and the provisions of the Nevada Revised Statutes.

Certain Relationships and Transactions

There are no family relationships between any of our current directors or executive officers and proposed directors or executive officers.  During our fiscal year ended May 31, 2010 and the previous fiscal year, there were no transactions with related parties.  To our knowledge, the proposed directors and executive officers are not currently directors of the Company, do not hold any position with the Company, and have not been involved in any material proceeding adverse to the Company or its subsidiary or have a material interest adverse to the Company or its subsidiary, or any transactions with the Company or any of its directors, executive officers, affiliates, or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.

Review, Approval, or Ratification of Transactions

To ensure that potential conflicts of interest are avoided or declared, the Board of Directors adopted, on February 24, 2007, a Code of Business Conduct and Ethics.  Our Code of Business Conduct and Ethics embodies our commitment to such ethical principles and sets forth the responsibilities of our Company and our officers and directors to its shareholders, employees, customers, lenders, and other stakeholders.  Our Code of Business Conduct and Ethics addresses general business ethical principles and other relevant issues.

Although we have adopted a Code of Ethics, we still rely on our Board of Directors to review related party transactions on an ongoing basis to prevent conflicts of interest.  Our Board of Directors reviews a transaction in light of the affiliations of the director, officer, or employee and the affiliations of such person’s immediate family. Transactions are presented to our Board of Directors for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred.  If our Board of Directors finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any.  Our Board of Directors approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company.

Director Independence

During fiscal 2010, we did not have any independent directors on our Board of Directors.  We evaluate independence by the standards for director independence established by applicable laws, rules, and listing standards, including, without limitation, the standards for independent directors established by the New York Stock Exchange, Inc., the NASDAQ National Market, and the SEC.

Subject to some exceptions, these standards generally provide that a director will not be independent if (a) the director is, or in the past three years has been, an employee of ours; (b) a member of the director’s immediate family is, or in the past three years has been, an executive officer of ours; (c) the director or a member of the director’s immediate family has received more than $120,000 per year in direct compensation from us other than for service as a director (or for a family member, as a non-executive employee); (d) the director or a member of the director’s immediate family is, or in the past three years has been, employed in a professional capacity by our independent public accountants, or has worked for such firm in any capacity on our audit; (e) the director or a member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers serves on the compensation committee; or (f) the director or a member of the director’s immediate family is an executive officer of a company that makes payments to, or receives payments from, us in an amount which, in any twelve-month period during the past three years, exceeds the greater of $1,000,000 or two percent of that other company’s consolidated gross revenues.

Committees of the Board of Directors

Since our inception on February 13, 2007, our Board of Directors has conducted its business entirely by written consent resolutions and, as such, has not met.  Our Audit Committee has held one meeting.

Audit Committee

The Charter of the Audit Committee of the Board of Directors sets forth the responsibilities of the Audit Committee.  The primary function of the Audit Committee is to oversee and monitor the Company’s accounting and reporting processes and the audits of the Company’s financial statements.

Our audit committee is comprised of Ms. Mandi Luis, our President and Chief Executive Officer and Chairman of the audit committee, and Mr. Robert MacKay our Chief Financial Officer, Chief Accounting Officer, Secretary, and Treasurer, neither of whom are independent.  Neither Ms. Luis nor Mr. MacKay can be considered an “audit committee financial expert.”  The Company does not presently have, among its officers and directors, a person meeting these qualifications given our financial conditions, small size, and limited operations and resources.  However, Ms. Luis, Chairman of the Audit Committee, has engaged the services of an independent Chartered Accountant as a consultant to provide advice to the Audit Committee as and when the committee meets to review the Company’s financial statements.  After the change in the Board of Directors, it is anticipated that the audit committee will include an audit committee financial expert.

Other Committees

Our Board of Directors has not established separately-designated standing nominating or compensation committees due to our financial conditions, small size, and limited operations and resources.  After the change in the Board of Directors, it is anticipated that Board of Directors will form separate compensation and nominating committees.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers, and stockholders holding more than 10% of our outstanding Common Stock to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of our Common Stock.  Executive officers, directors, and persons who own more than 10% of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of Forms 3, 4, and 5 delivered to us as filed with the SEC during our most recent fiscal year, none of our executive officers and directors, and persons who own more than 10% of our Common Stock failed to timely file the reports required pursuant to Section 16(a) of the Exchange Act.

Nominations to the Board of Directors

Our directors take a critical role in guiding our strategic direction and oversee the management of the Company.  Board of Director candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the stockholders, diversity, and personal integrity and judgment.  Accordingly, we seek to attract and retain highly qualified directors.

In carrying out its responsibilities, the Board of Directors will consider candidates suggested by stockholders.  If a stockholder wishes to formally place a candidate's name in nomination, however, such stockholder must do so in accordance with the provisions of the Company's Bylaws.

Board Leadership Structure and Role on Risk Oversight

Ms. Mandi Luis currently serves as the Company’s Chief Executive Officer, President, and Director, and Mr. Robert MacKay currently serves as the Company’s Chief Financial Officer, Chief Accounting Officer, Secretary, Treasurer, and Director.  At present, we have determined this leadership structure is appropriate for the Company due to our small size and limited operations and resources.  Subsequent to the forthcoming change in directors, it is anticipated that Mr. Glenn Rink will serve as our Chief Executive Officer, President, Director, and Chairman of the Board of Directors, and Olivia H. Farr, David Greenwald, A. Judson Hill, Jonathan Thatcher, Karl Seitz, and F. Daniel Gabel will serve as our directors.  The proposed directors will continue to evaluate the Company’s leadership structure and modify such structure as appropriate based on the size, resources, and operations of the Company.

Our current directors are exclusively involved in the general oversight of risks that could affect our Company as Ms. Luis and Mr. MacKay are the sole directors and officers of the Company.

Board Compensation

We have no standard arrangement to compensate directors for their services in their capacity as directors.  Directors are not paid for meetings attended.  All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

Executive Compensation

The Board of Directors has approved a management fee to Ms. Luis, our Chief Executive Officer, President, and Director, in the amount of $1,000 per month.  This monthly fee will pay Ms. Luis for time in performing administrative functions for us, including engaging consultants and developing our business plan.  This fee was determined by our Board of Directors by considering the amount of time Ms. Luis will provide to the Company and also taking into consideration the financial condition of the Company.

Compensation Summary

The following table summarizes all compensation earned by or paid to our Chief Executive Officer (Principal Executive Officer) and other executive officers during the two fiscal years ended May 31, 2010 and 2009.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Mandi Luis	2009	$12,000	$0	$0	$0	$0	$0	$0	$12,000
Chief Executive Officer, President, and Director	2010	12,000	0	0	0	0	0	0	12,000

Robert MacKay	2009	$0	$0	$0	$0	$0	$0	$0	$0
Chief Financial Officer, Chief Accounting Officer, Secretary, Treasurer, and Director	2010	0	0	0	0	0	0	0	0

Security Ownership of Principal Stockholders, Directors, and Officers

The Company has only one class of stock outstanding, its Common Stock.  The table below sets forth the number and percentage of shares of our Common Stock owned as of September 21, 2010, by the following persons: (i) stockholders known to us who own 5% or more of our outstanding shares, (ii) each of our officers and directors, and (iii) our officers and directors as a group.  As of September 21, 2010, there were 51,000,000 shares of our Common Stock outstanding.

To our knowledge, except as indicated in the footnotes to this table or pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

Title or Class	Name and Address of Beneficial Owner (1)	Amount of Beneficial Ownership (2)	Percent of Class

Common Stock	Mandi Luis # 15 – 1019 North Shore Blvd. E., Burlington, Ontario, Canada, L7T 1X8	20,000,000	39.2%

Common Stock	Robert MacKay 403 – 64 Wellesley Street East Toronto, Ontario, Canada, M4Y 1G6	15,000,000	29.4%

Common Stock	Directors and Officers as a Group (2 persons)	35,000,000	68.6%
_________________
(1)	Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2)
Under Rule 13d-3 of the Exchange Act, shares not outstanding but subject to options, warrants, rights, or conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the person having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.  None of our officers or directors has options, warrants, rights, or conversion privileges outstanding.

Other Information

We file periodic reports, proxy statements, and other documents with the SEC.  You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.  You may also send communications to the Board of Directors at 1223 Burrowhill Lane, Mississauga, Ontario, Canada, L5H 4M7.

Abtech Holdings, Inc.
By Order of the Board of Directors

/s/ Mandi Luis
Mandi Luis
Chief Executive Officer, President, and Director